Exhibit 4.10

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

MASTER ALLIANCE AGREEMENT

This Master Alliance Agreement (“Agreement”) is entered into by GE Precision Healthcare LLC (“GEHC or GE Healthcare”), and SOPHiA Genetics S.A. (“Company” or “SOPHiA”), effective as of the last signature date below (“Effective Date”). GEHC and COMPANY are each a “Party,” and collectively “Parties.”

WHEREAS, GE Healthcare is a leading provider of medical imaging, clinical care, and medical operations solutions, transforming healthcare by delivering better outcomes for providers and patients; and, by harnessing data and analytics across GE Healthcare various healthcare devices and solutions, GE Healthcare is leading the frontier of elevating radiology and oncology care with artificial intelligence applications and solutions;

WHEREAS, COMPANY, is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research, with commercial applications for clinical and biopharma markets;

WHEREAS, the Parties share a common vision to develop new AI-powered analytics and workflow solutions to serve both the clinical and biopharma markets for oncology by deploying GE Healthcare’s medical imaging, advanced visualization and monitoring capabilities and its Edison platform-enabled data aggregation together with the SOPHiA DDM genomic and radiogenomic AI-powered analytics platform and its related applications through a coordinated marketing and sale of the products and services to achieve the common goal of breaking down the data silos across modalities, instruments and sites, to better targeting and matching of treatments to each patient’s genomic profile and cancer type or other diagnosis, and helping to ensure the most effective and personalized treatment.

NOW, THEREFORE, in consideration of the foregoing, and the covenants and promises contained in this Agreement, the Parties agree as follows:

1)

Scope.  The Parties will work together to identify opportunities in the healthcare market where the Parties may engage in jointly identified projects.  The Parties will define collaboration initiatives and projects (each, a “Project”).  The Parties agree to conduct the Projects in accordance with the roadmap, deliverables and budget set forth in each associated statement of work (“SOW”).

2)

Statement of Work.  For each Project, the Parties or one of their Affiliates will enter into a SOW or a mutually agreed alternative agreement. Each SOW shall incorporate by reference the terms of this Agreement.  In the event of any conflict between an SOW and this Agreement and unless expressly stated otherwise in an SOW, the terms of this Agreement shall control. The Parties intend to enter into various SOWs or alternative agreements, including but not limited to the following types:

a.

SOWs. The Parties may agree and enter into an SOW for the purpose of collaborating to evaluate, develop, test or commercialize a new Project, which may include but is not limited to a Joint Offering or which would initiate joint development. An SOW may follow the format of Schedule 1, Schedule 2, or a combination of the two, with additional terms to be mutually agreed as applicable.  The Parties intend to negotiate in good faith the SOWs set out in Part I of Schedule 3, which may include content as described in Part II of Schedule 3.

	1	GE Healthcare Confidential and Proprietary
#95527643v1

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

3)	Governance.
a.

Joint Governance Board.  Both Parties shall establish a Joint Governance Board related to this Agreement to provide executive leadership and oversight of the activities carried out pursuant to the Agreement.  Strategic direction will be set by the Joint Governance Board, and it shall serve as an escalation body for the Joint Steering Committee. The Joint Governance Board shall discuss proposed modifications of Section 4 of this Agreement, including any proposed additions or removals to the lists of companies from whom each Party agrees to refrain from doing certain business, provided that any modification of this Agreement (including Section 4) shall only be by mutual written amendment duly executed by an authorized representative of each Party. The members of the Joint Governance Board shall meet at least [**] to discuss strategy and status of the alliance or any respective SOW. The initial members of the Joint Governance Board shall be (i) for Company, the current Chief Business Officer and current Chief Financial Officer, and (ii) for GEHC, the current Head of Strategy and current Chief Digital Officer. Either Party may replace its member(s) of the Joint Governance Board upon notice to the other Party with a representative of equal or greater authority.

b.

Joint Steering Committee. Both Parties shall establish a Joint Steering Committee related to this Agreement to provide strategic and operating direction for each Project and reviewing on a periodic basis the overall goals and financial performance of each Project and the alliance as a whole.  The members of the Joint Steering Committee shall meet at least [**] to review the alliance and relevant SOWs. The initial members of the Joint Steering Committee shall be (i) for Company, the current VP Business Development; current Chief Architect; current Chief Medical Officer; and current VP, Biopharma; and (ii) for GEHC, the current General Manager Oncology; current Chief Architect; current VP, Strategic Alliances; and current VP, Biopharma Services. Either Party may replace its member(s) of the Joint Steering Committee upon notice to the other Party with a representative of equal or greater authority.

c.

Additional Resources. Each Party will designate an alliance manager, program manager and other personnel as necessary to perform each SOW within the SOW as appropriate. Each Party will provide the internal resources necessary to perform each SOW, including by providing appropriate access or licenses to their respective platforms, intellectual property and data sets pursuant to the terms of this Agreement and the relevant SOW.

d.

Selection of Projects. Both Parties agree to use reasonable efforts to work collaboratively with one another in identifying Projects that they believe will support the objectives of the Agreement. In the event the Parties identify a potential Joint Offering, they shall diligently and in good faith discuss for a period of [**] an SOW related to the Joint Offering.  During such period, the Parties shall not enter into material discussions or any negotiations or agreements with any third party to work on similar activities related to a Substantially Similar Offering. If after [**] the Parties are unable to reach an agreement on an SOW, each Party shall be free to work on any activities related to a Substantially Similar Offering with any third party.

Joint Offering: means (a) a jointly developed Multimodal product or solution developed or created by both Parties, (b) a joint solution combining, integrating or leveraging both GE and Sophia products, or (c) a joint go to market plan for a jointly developed Multimodal product or solution, or a joint solution combining, integrating or leveraging both GE and Sophia products.

Substantially Similar Solution: means a product or solution which has a substantially similar (a) use case or (b) competitive position in a proposed market segment as a Joint Offering.

Multimodal means genomic analysis combined with, for example, X-ray, PET, CT, Mammography and/or MRI for use in a biopharma or healthcare setting.

2	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

e.	Additional Subcommittees. The Parties may also create additional subcommittees to oversee the activities under this Agreement or any particular Project as needed.
4)	Exclusive Collaboration.
a.

For the six (6) months from the Effective Date of this Agreement, (a) Company shall not (and shall not permit their representatives to), directly or indirectly, through any representative or otherwise,  provide information to, solicit or entertain offers from, negotiate with in any manner, announce, encourage, discuss, accept, execute or consider any proposal, term sheet, letter of intent, memorandum of understanding or any other agreement or arrangement in relation to a material collaboration [**] with [**]  and (b) GEHC shall not (and shall not permit their representatives to), directly or indirectly, through any representative or otherwise,  provide information to, solicit or entertain offers from, negotiate with in any manner, announce, encourage, discuss, accept, execute or consider any proposal, term sheet, letter of intent, memorandum of understanding or any other agreement or arrangement in relation to a material collaboration [**] with [**] . The Parties may extend this exclusivity by a written agreement between the Parities. “Affiliates” means, with respect to any entity, another entity that controls, is controlled by or is under common control with such entity. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

b.	The Parties agree to terminate Section 2, “Exclusive Dealing” of Part 1 of the Letter of Intent dated July 1, 2021, effective as of the Effective Date.
5)

Fees and Costs.  Unless otherwise set forth in an SOW or other written agreement between the Parties, (i) each Party will be responsible for its own fees or costs incurred under this this Agreement and (ii) no license fees will be paid for the exchange of any Confidential Information or licenses (except software licenses) granted under this Agreement. Any software license fees or costs will be detailed in an SOW.

6)

Sole Discretion.  Subject to Section 4 and any express restrictions contained in an SOW, each Party retains sole discretion to determine design, functionality, development, integration, and release strategy and timing, including whether or not to develop, market, distribute or support a product or solution.

7)	Reserved.
8)	Confidentiality and Use Restrictions
a.

Obligations. In connection with this Agreement, each Party (a “Disclosing Party”) may disclose, make available or provide access to its Confidential Information to the other Party (“Receiving Party”). Receiving Party shall only use Confidential Information or Materials (as defined below) for the limited express purpose of this Agreement. Except as specifically permitted in this Agreement or as required by law (with reasonable prior notice to the Disclosing Party to allow Disclosing Party a reasonable opportunity to seek a protective order or equivalent), Receiving Party shall not disclose any Confidential Information or Materials to any third party without the prior written consent of Disclosing Party.  Receiving Party shall at all times keep the Confidential Information and Materials confidential and shall take all reasonable security precautions (and in any event at least as great as the precautions Receiving Party takes to protect its own comparable confidential information) to keep confidential and protect the Confidential Information and Materials from unauthorized access and use.  References to Receiving Party or Disclosing Party shall be deemed to include their respective Affiliates.  “Confidential Information” means information that the Disclosing Party designates as being confidential or which, under the

3	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

circumstances surrounding disclosure, should be treated as confidential by the Receiving Party, and includes, without limitation: (i) information relating to Disclosing Party’s current or prospective customers, services, and strategic plans; (ii) Disclosing Party’s business policies or practices; (iii) technical, financial, marketing, or other technical or business information or trade secrets of Disclosing Party (whether or not marked as “confidential”); (iv) the Licensed Software, associated documentation and related developments (as defined in the applicable SOW), and any proprietary information associated with such Licensed Software, Documentation and Developments; and  (vi) information received from third parties that Disclosing Party is obligated to treat as confidential.  Notwithstanding the foregoing, the Receiving Party shall have no obligations with respect to any information which: (i) is or becomes publicly available through no act of the Receiving Party in breach of this Agreement; (ii) was in the possession of the Receiving Party prior to its disclosure or transfer as evidenced by written documentation; (iii) is independently developed by the Receiving Party and the Receiving Party can so prove; or (iv) is received from another source without any restriction on use or disclosure.  “Materials” means all tangible or written materials containing Confidential Information, including without limitation, written or printed documents, emails and attachments, electronic files, and computer disks, whether machine or user readable.

b.

Rights and Remedies.   Receiving Party shall notify Disclosing Party immediately upon discovery of any unauthorized use or disclosure of any Confidential Information or Materials, or any other breach of this Agreement, and will cooperate with Disclosing Party in every reasonable way to help Disclosing Party regain possession of the Confidential Information or Materials and prevent their further unauthorized use.  At Disclosing Party’s request, Receiving Party shall promptly, but in any case within [**] return all originals, copies, reproductions and summaries of Confidential Information or Materials or, at Disclosing Party’s option, certify destruction. Receiving Party acknowledges that monetary damages may not be a sufficient remedy for unauthorized disclosure or use of the other party’s Confidential Information or Materials and that Disclosing Party shall be entitled, without waiving any other rights or remedies, to seek injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

9)

Press Releases, Publications and Disclosure. The Parties agree that any publication, advertisement, solicitation, or public announcement, including about the existence of this Agreement or the relationship created hereby, including any SOW, must be first approved by both Parties in writing, such approval not to be unreasonably withheld or delayed. The Parties may jointly make press releases or public announcements regarding this Agreement or any matter covered by this Agreement, provided, that neither Party shall use the name, trademark, trade name or logo of the other Party, its Affiliates or their respective employee(s) in any publicity, promotion, news release or public disclosure relating to this Agreement or its subject matter, without the prior express written permission of the other Party, such permission not to be unreasonably withheld, except as may be required by law or applicable regulations.  Notwithstanding the foregoing, each Party reserves the right to publicly disclose the Agreement to satisfy reasonable transparency and disclosure policies and/or reporting obligations.

10)

“Intellectual Property or IP” means inventions, discoveries, concepts, ideas, data, improvements, combinations, extensions, computer software (source code and object code), methods, processes, machines, manufactures, compositions of matter, algorithms, original works of authorship, designs, prototypes, trademarks, trade secrets, and all related know-how, whether or not protectable under the patent, copyright, and/or trade secret laws of any applicable jurisdiction.

a.	Background IP Rights. Ownership of background IP rights shall be defined as follows:
i.

IP rights related to GEHC products or solutions that are owned by GEHC prior to the Effective Date or developed outside the scope of this Agreement (“GE Background IP”) shall be owned exclusively by GEHC.

4	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

ii.

IP rights related to products or solutions that are owned by COMPANY prior to the Effective Date or developed outside the scope of this Agreement (“COMPANY Background IP”) shall be owned exclusively by COMPANY.

b.	Foreground IP Rights. Ownership of created foreground IP rights shall be defined as follows, unless otherwise specifically agreed in a SOW:
i.	All IP generated or conceived solely by GEHC under this Agreement (“GE Foreground IP”) shall be owned exclusively by GEHC.
ii.	IP developed or conceived solely by Company under the Agreement (“Company Foreground IP”) shall be owned exclusively by Company.
iii.

Except as stated herein or in a related SOW, IP developed jointly by both GEHC and Company under the Agreement (“Joint Foreground IP”) shall be jointly owned by both Parties.  Each SOW anticipating creation of Joint Foreground IP shall include specific rights and responsibilities with respect to the creation, funding, resource allocation, documentation, protection, and defense of such Joint Foreground IP.  Except as otherwise agreed herein or in an SOW, each Party shall have the unrestricted, non-exclusive right to make, have made, use, sell, copy, modify, distribute, make derivative works of, sublicense, and otherwise commercialize or exploit Joint Foreground IP, without giving notice to or obtaining consent from the other Party or duty to account to the other Party for any profits that may be derived.  The Parties shall work together in good faith and promptly as practicable to protect Joint Foreground IP.

c.

Licensing. With respect to Background IP or Foreground IP made available by a Party to support activities described in an SOW, each Party grants to the other Party a non-exclusive, royalty-free, fully paid-up, non-assignable, non-transferable, non-sublicensable, non-commercial worldwide license to use such Background IP or Foreground IP solely for the duration of [**] and solely to fulfill its obligations under the SOW. This license shall extend to activity undertaken by the Parties for an identified Joint Offering or an upcoming SOW while the Parties are in good faith negotiations towards an executed SOW.  If such good faith negotiations end without the signing of the SOW, the license shall cease, the Parties shall cease all related activity and return all IP of the other Party.

d.

Development Costs. Unless otherwise agreed in writing, each Party shall bear its own development costs and transactions costs, including, without limitation, the costs and expenses associated with the negotiation and preparation of this Agreement agreements, protection if its IP, and any SOW.

11)	Representations & Warranties
a.	Each Party represents and warrants that:
i.	It has the right, power and authority to enter into this Agreement and perform according to its terms; and
ii.	The performance of its obligations will not breach any agreements with a third party.
b.

Disclaimer. EXCEPT AS PROVIDED HEREIN, THE PARTIES DISCLAIM ALL OTHER EXPRESS, IMPLIED, OR STATUTORY WARRANTIES.  THIS INCLUDES THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THIS ALSO INCLUDES ANY IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE.

5	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

12)

Indemnification. Each Party (as “Indemnifying Party”) will indemnify, defend, and hold harmless the other Party and its officers, directors, employees, contractors, Affiliates, and agents (collectively, the “Indemnified Parties”) from and against any and all third-party claims, suits, demands, costs, liabilities, penalties, fines, expenses, and damages (including reasonable attorneys’ costs and fees) (“Claims”) arising from the Indemnifying Party’s (i) breach of this Agreement or, (ii) infringement of any third-party Intellectual Property Rights. The Indemnified Party may participate in the defense of any Claim with its own counsel at its sole expense. The Indemnifying Party will not settle or resolve any such Claims without the prior written consent of the Indemnified Party. Such consent will not be unreasonably withheld.

13)

Limitation of Liability. To the maximum extent permitted by law, in no event will either Party be liable for any indirect, incidental, consequential, punitive, special, or exemplary damages (including, but not limited to, damages for loss of data, revenue, and/or profits) arising out of or that relate in any way to this Agreement. This exclusion will apply regardless of the legal theory upon which any claim for such damages is based, whether a Party has been advised of the possibility of such damages, whether such damages were reasonably foreseeable, or whether application of the exclusion causes any remedy to fail of its essential purpose.

a.

Liability Cap. Except as otherwise stated in an SOW, each Party’s total aggregate liability for all claims arising out of or related to any SOW under this Agreement, whether in contract, tort or otherwise, will not exceed the lesser of (i) the sum of the total compensation to be paid under the applicable SOW and (ii) [**].

b.

Each Party’s liability for loss or damage of any kind (including loss or damage caused by negligence) to the other is reduced to the extent that the other Party’s agents caused or contributed to that loss or damage.

14)

Marketing. The Parties intend to develop solution(s) using each other's products as components or as co-selling options to customers. As part of the development, the Parties agree to implement a disciplined joint go-to-market (GTM) process and invest in marketing efforts and promotions in support of COMPANY component-based GEHC solutions or component-based SOPHiA solutions. Such go-to-market plans shall be detailed in a SOW substantially in the form attached hereto as Schedule 2 or as otherwise mutually agreed. With respect to any joint go-to-market plans detailed in such an SOW, the terms in this Section 14 shall apply:

a.

Marketing Activities. GEHC and COMPANY will use good faith efforts to market and promote both jointly developed as well as co-marketing solution(s) by engaging in marketing activities mutually agreed upon by the Parties, with marketing materials mutually agreed by the Parties. Except as set forth in Section 9, neither Party will issue any press release or make any public announcement(s) relating to this Agreement without the other Party’s prior written consent. Marketing activities may include but not be limited to, efforts for demand generation, sales enablement, sales funnel acceleration, event sponsorship, and thought leadership.

b.	Go to Market Plan. Each year, [**], each Party will provide a general view of its marketing plan for the next year to the other Party.
c.

Marketing and Trademark Usage. The Parties may collaborate with regard to certain marketing activities if agreed upon on a case-by-case basis. Use of Each Party's Marks and Reservation of Rights: Each Party may, in its sole discretion provide the other Party with electronic files containing the trademarks, logos and trade names of such Party (the "Marks") to be used under this Agreement. Subject to the terms and conditions of this Agreement, each Party hereby grants to the other a non-exclusive, non-assignable, non-sub-licensable, royalty-free, paid up, limited license in the Territory to use and display the other Party's Marks solely as necessary to perform the Party's obligations under this Agreement during the term of the Agreement. Upon termination of the Agreement, any materials containing the other Party’s Marks will be returned to their respective holder. A Party may revoke the other Party's ability to use the Party's Marks at any time upon written notice, at its discretion.

6	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

d.

Trademark Guidelines In its use of the Marks of the other Party, each Party will comply with any trademark usage guidelines that the other Party communicates from time to time. Each use of Marks by either Party will be accompanied by the appropriate trademark symbol and a legend specifying such Mark’s ownership. Other than the express licenses granted herein with respect to each Party's Marks, nothing herein will grant to the other Party any other right, title or interest in the owner's Marks. Neither Party will (a) modify or create derivative works of the other party's Intellectual Property; or (b) sell, lease, license, sublicense, copy, market or distribute the other party's Intellectual Property except as may be authorized by the owning Party in writing. In no event shall anything in this Agreement or in any Party's conduct or course of dealing convey any license, by implication, estoppel or otherwise, under any patent, copyright, trademark or other intellectual property right not explicitly permitted herein. All rights not expressly granted under this Agreement are reserved by each Party.

15)	Term and Termination
a.

Term.  The term of this Agreement shall commence upon the Effective Date and shall continue in effect for a period of five (5) years, unless terminated earlier as set forth in this Section 15.  The Agreement shall automatically renew for twelve-month terms unless [**] prior to the expiration of the term either Party notifies the other in writing that it will not renew the Agreement.  Upon expiration or termination of this Agreement, the terms of this Agreement shall survive for purposes of any SOW that is still in effect, provided that each SOW may be terminated according to its own terms.

b.

Termination for Cause.  In the event of a material breach of this Agreement or a SOW, the non-breaching Party may terminate this Agreement or the SOW, as applicable, upon [**] advance notice, provided that the Agreement or the SOW as applicable, shall not terminate in the event that the breach is cured to the non-breaching Party’s reasonable satisfaction during the [**] notice period.

c.

Termination For Business Reasons.  After an initial [**] period, either Party may terminate this Agreement, provided that at the date of notice of termination there are no SOWs in effect. The terminating Party shall give [**] prior written notice to the other Party and the Parties shall meet to discuss the business reasons for termination and any alternative arrangements that can be made within [**].

d.

Termination for Insolvency. This Agreement may be terminated by either Party immediately in the event: (i) any insolvency proceeding is begun or made by the other Party, including an assignment for the benefit of creditors, (ii) if a receiver, trustee in bankruptcy, or similar officer is appointed to take charge of any or all of the other Party's property, (iii) the other Party files a voluntary petition under federal bankruptcy laws or similar state statutes, or (iv) such a petition is filed against the other Party and is not dismissed within [**].

e.

Effect of Termination.  Upon termination of this Agreement and except as provided in Section 15(f), neither Party shall have any further obligations hereunder except for (i) obligations accruing prior to the date of termination (including payment obligations for work completed through the date of termination), and (ii) obligations, promises, or covenants set forth herein that expressly survive the expiration or termination of this Agreement.  Within [**] following the date of termination, each Party shall destroy or return all Confidential Information of the other Party and share with the other Party outputs from uncompleted SOWs in its possession, custody or control.  The terms of this Agreement that by their nature are intended to survive expiration or termination of this Agreement will continue in full force and effect after such expiration or termination.

7	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

f.

Business Continuity.  For a period of [**] following termination of this Agreement, each Party shall provide to the other Party and its customers, consistent with the terms of any relevant SOW, reasonable support in relation to commercialized Joint Offerings.

16)	Compliance with Laws.
a.

COMPANY and GE shall comply with all laws and regulations to the extent applicable to their respective performance under this Agreement including without limitation the Federal Anti-Kickback Statute ("AKS"), the 1996 Health Insurance Portability and Accountability Act ("HIPAA"), the Federal Food Drug and Cosmetic Act ("FDCA") and the General Data Protection Regulation ("GDPR").

b.	COMPANY and GE each affirm neither it nor any of its employees has been excluded from participation in any federally funded healthcare program or convicted of a healthcare-related crime.
c.	Nothing in this Agreement is intended to incent or reward either Party for the purchase of any good or service from the other Party, or to require any such purchase in the future.
d.

This Agreement does not authorize or require either Party to make any statement or representation about the use of the other Party's technology that is inconsistent with the cleared or approved indications for use for such technology by FDA or other regulatory body (e.g., "off-label" indications).

e.	COMPANY agrees to abide with "GE's Integrity Guide for Suppliers, Contractors and Consultants," set out in Schedule 4. GEHC agrees to abide with such Integrity Guide, mutatis mutandis.
17)

No Guarantee of Success.  Each Party makes no representations, warranties, or promises, express or implied, to the other Party as to the success of the research, development, marketing, or sales efforts pursuant to this Agreement, or with respect to the amount of revenue that may accrue. Except as provided in Section 4, each Party may, at its sole discretion, develop, acquire, market, and provide to its customers products that directly or indirectly compete with, or otherwise offer the same or similar services or functions as those developed pursuant to this Agreement, whether developed internally or by third parties.

18)

Relationship. The Parties are and will be independent contractors to one another, and nothing herein will be deemed to cause this Agreement to create an agency, partnership, or joint venture between the Parties. Neither Party will provide, or be responsible for, any fringe benefits, including health insurance benefits, paid vacation, or any other employee benefits, for the benefit of the other Party’s employees.

19)	No Third-Party Beneficiaries. Nothing in this Agreement shall be construed to give any person other than the express Parties to this Agreement any benefits, rights, or remedies.
20)

Entire Agreement.  This Agreement, and any schedules hereto, constitutes the complete and exclusive understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior discussions between the Parties regarding such subject matter.  Any waiver, modification, or amendment of any provision of this Agreement will be effective only by a written agreement dated subsequent to the date of this Agreement and signed by both Parties.

21)

Counterparts. This Agreement may be executed by in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Counterpart signature pages may be validly delivered by facsimile or by electronic mail in PDF format and such signature pages shall have the same effect as originals.

8	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

22)

Severability. The provisions of this Agreement are intended to be severable and enforced to the maximum extent permitted by law. If for any reason any provision of this Agreement shall be held invalid, illegal, or unenforceable in whole or in part as applied to any particular circumstance in any jurisdiction, then that provision shall be ineffective only to the extent of the invalidity, illegality, or unenforceability as to that circumstance and in that jurisdiction only, without in any manner affecting the validity, legality or enforceability of that provision as to any other circumstance or of the remaining provisions in that jurisdiction or any provision of the Agreement in any other jurisdiction. The unaffected portion and provisions of the Agreement will be enforced to the maximum extent permitted by law.

23)	Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any conflict of laws principles.

9	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the Effective Date.

GE Precision Healthcare LLC		SOPHia genetics s.a.
By: /s/ Brian Montgomery		By: /s/ Ross Muken
Print name: Brian Montgomery		Print name: Ross Muken
Title: Head of Strategy		Title: Chief Financial Officer
Address:		Address:
Date:	9/11/2021	Date:	9/11/2021

SOPHia genetics s.a.
By: /s/ Daan van Well
Print name: Daan van Well
Title: Chief Legal Officer | General Counsel
Address:
Date:	9/11/2021

Contact Information for legal notice:

GE Healthcare Digital	Sophia Genetics
General Counsel	General Counsel
[**]	Rue du Centre 172
[**]	1025 St-Sulpice, Switzerland

10	GE Healthcare Confidential and Proprietary

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETIC SA (SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

[Exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SOPHiA GENETICS SA undertakes to provide a copy of the omitted exhibits to the Securities and Exchange Commission or its staff upon request.]

11	GE Healthcare Confidential and Proprietary